UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-38235

RISE EDUCATION CAYMAN LTD

Room 101, Jia He Guo Xin Mansion,

No. 15 Baiqiao Street Guangqumennei, Dongcheng District

Beijing 100062, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RISE EDUCATION CAYMAN LTD

By:	/s/ Alex Wu
Name: Alex Wu
Title: Acting Chief Financial Officer

Date: December 1, 2021

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release

Exhibit 99.2	English translation of Purchase Agreement among RISE Education Cayman Ltd, Wuhan Xinsili Culture Development Co., Ltd., RISE Education International Limited, Rise (Tianjin) Education Information Consulting Co., Ltd., Beijing Step Ahead Education Technology Development Co., Ltd. and Rise IP (Cayman) Limited, dated December 1, 2021

Exhibit 99.3	Share Purchase Agreement among RISE Education Cayman Ltd, Rise Education Cayman I Ltd and Bain Capital Rise Education IV Cayman Limited, dated December 1, 2021